Suite 3120 - 666 Burrard Street, Vancouver, British Columbia Canada V6C 2X8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

Shares Listed: Toronto Stock Exchange - Ticker Symbol – ARZ
NYSE Amex: – Ticker Symbol – AZK
U.S. Registration:  (File 001-31893)
News Release Issue No. 13 - 2010

May 14, 2010
FOR IMMEDIATE RELEASE

AURIZON MINES LTD. ANNOUNCES ANNUAL GENERAL MEETING RESULTS

Aurizon Mines Ltd. (TSX:ARZ; AMEX:AZK) is pleased to report that all of the resolutions that shareholders were asked to consider at the Annual General Meeting held in Vancouver, B.C. on May 13, 2010, were approved, including the amendments to the Company’s existing stock option plan, the adoption of an Amended and Restated Stock Option Plan (7% Rolling) (the “Amended and Restated Plan”) and the approval of the unallocated entitlements thereunder, by a majority of votes cast at the Meeting.

Pursuant to the Company’s Amended and Restated Plan, the Company has granted incentive stock options to purchase up to 270,000 common shares at a price of $5.55 per share, vesting over a three year period.

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Amex under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com.

For more information, please contact:

AURIZON MINES LTD

David P. Hall, President and C.E.O.	Ian S. Walton, Executive Vice President and C.F.O.
Telephone: 604-687-6600 Toll Free: 1-(800)-411-GOLD (4653) Fax: (604)-687-3932 Email: info@aurizon.com Website: www.aurizon.com
or

Renmark Financial Communications Inc.

2080 Rene-Levesque Blvd. West
Montreal, QC
H3H 1R6
Barry Mire: bmire@renmarkfinancial.com
Maurice Dagenais: mdagenais@renmarkfinancial.com

Media: Lynn Butler: lbutler@renmarkfinancial.com

Tel: (514) 939-3989  Fax: (514) 939-3717